June 22, 2022

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

Washington, D.C. 20549

Attn: Patrick Fullem and Jennifer Angelini

RE: Spirit AeroSystems Holdings, Inc.

Form 10-K for Fiscal Year Ended December 31, 2021

Filed February 15, 2022

File No. 001-33160

Dear Mr. Fullem and Ms. Angelini:

This letter sets forth Spirit AeroSystems Holdings, Inc.’s (the “Company”) responses to the comment letter, dated June 9, 2022, from the Staff of the Securities and Exchange Commission (the “SEC”) regarding the Company’s Annual Report on Form 10-K for the year ended December 31, 2021 (the “Form 10-K”). For your convenience, each of your comments is set forth below, followed by the Company’s response.

General

1.	We note that you provided more expansive disclosure in your 2020 Sustainability Report and on your website than you provided in your SEC filings. Please advise us what consideration you gave to providing the same type of climate-related disclosure in your SEC filings as you provided in your 2020 Sustainability Report and on your website.

Company Response:

The Company respectfully acknowledges that its 2020 Sustainability Report contained more expansive climate-related discussion than what was disclosed in the Form 10-K. The Company notes that current SEC rules and guidance do not specifically mandate climate-related disclosure in the Form 10-K or other SEC filings, but such disclosure would be included if considered material. As the Company does not believe the effects of climate change are currently material to the Company and its operations, management has concluded the climate-related disclosure in the Company's SEC filings to date is adequate and appropriate given the nature of its business.

The Company acknowledges that certain information related to climate change is a focus area for various stakeholders, including investors, customers, suppliers, employees, and the communities in which the Company operates. The 2020 Sustainability Report was created and published to communicate the Company’s efforts related to global Environmental, Social and Governance (“ESG”) topics, including climate change. The Company appreciates evolving stakeholder expectations regarding ESG topics and, even where those issues may not currently have a material effect on its business, believes broadly communicating how the Company is addressing those evolving expectations is important for its various stakeholders.

The Company acknowledges and is following the development of the SEC's Proposed Rules to Enhance and Standardize Climate-Related Disclosures for Investors (March 21, 2022) as well as the principles-based disclosure rules in Regulation S-K. Even though the specific effects of climate change are not currently material to the Company, the Company will continue to actively monitor evolving regulatory proposals regarding climate change and will include any required additional disclosures in future filings.

Risk Factors, page 14

2.	It appears that you have identified transitioning to a “low-carbon economy” as a transition risk related to climate change. Tell us how you considered providing expanded disclosure regarding your low-carbon transition plan and the potential effects on your business, financial condition, and results of operations. In addition, describe the material effects of other transition risks related to climate change you have considered, such as market trends that may alter business opportunities, credit risks, or technological changes.

Company Response: In preparing the Form 10-K, the Company considered that potential impacts of transition risks related to climate change did not and were not reasonably likely to have a material impact on its business, financial condition, and results of operations. The Company’s filings with the SEC address the types of impacts that climate-change and associated regulations may potentially have on its business, financial condition and results of operations. As the world transitions to a “low-carbon economy”, the Company continues to evaluate how this transition may impact its operations, contractual rights and obligations, relationships with its customers, regulatory requirements, opportunities to leverage the Company’s existing and developing technology and intellectual property for “low-carbon” products, and risks that products which provide much of its current revenue may be replaced with “lower-carbon” products over time. As the aerospace market moves towards the goal of carbon neutrality by 2050, existing products may be replaced by products the Company does not currently manufacture. In addition, demand for the Company’s existing products may decrease as there is no guarantee that the Company will ultimately win substantially similar work content on new aircraft platforms. Additionally, transition to an entirely “low-carbon” portfolio may require material investments by the Company; however, due to the early stage of determining what products may be required and the long-cycle nature of the Company’s business, the Company is not in a position to specifically quantify the potential future financial statement risks or benefits.

3.	Disclose any material litigation risks related to climate change and explain the potential impact to the company.

Company Response: The Company believes the risk factors in the Form 10-K appropriately reflect its material litigation risks. The Company actively monitors and assesses its material litigation risks in advance of each relevant filing with the Commission. The result of such assessments to date is that the Company is not subject to material litigation risks related to climate change.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 38

4.	It appears you have identified climate-related projects in your 2020 Sustainability Report, such as renewable energy projects and energy efficiency measures to reduce greenhouse gas emissions. Tell us how you considered providing disclosure regarding past and future capital expenditures for climate-related projects. Include quantitative information for the periods covered by your Form 10-K and for future periods as part of your response.

Company Response: The 2020 Sustainability Report primarily focused on capital projects which reduce energy consumption at the Company’s various sites, such as LED lighting retrofits, enhancements to cooling towers, roof top unit replacements, and solar panel installations. As a manufacturer, the Company continually assesses its processes and facilities to identify areas where the Company can improve efficiency and reduce costs. None of these projects were driven by climate-related mandates or regulatory requirements but were implemented to reduce costs while supporting the Company’s desire to enhance its overall environmental impact. The Company does not consider the projects completed to date and listed in the 2020 Sustainability Report to be either qualitatively or quantitatively material and as a result, the Company did not deem the amounts incurred to rise to the level of materiality to require a specific disclosure. Furthermore, the gross costs to complete these capital projects are anticipated to have offsetting savings through reduced overall energy usage. In future periods, the Company will continue to investigate the business case for continued or increased investments aimed at reducing energy costs and allowing the Company to maintain or enhance its environmental impact, including any investments needed to meet regulatory requirements. Additionally, the Company will continue to monitor its capital expenditures for climate-related projects and, if material or required by applicable SEC rules, quantify these expenditures in future filings with the SEC as applicable.

5.	To the extent material, discuss the indirect consequences of climate-related regulation or business trends, such as the following:
▪	decreased demand for goods or services that produce significant greenhouse gas emissions or are related to carbon-based energy sources;
▪	increased demand for goods that result in lower emissions than competing products;
▪	increased competition to develop innovative new products that result in lower emissions;
▪	increased demand for generation and transmission of energy from alternative energy sources;
▪	any anticipated reputational risks resulting from operations or product that produce material greenhouse gas emissions; and
▪	potential climate-related opportunities, such as the development of advanced composite manufacturing to support industry decarbonization goals.

Company Response: The Company manufactures aerostructures which are included on some of the most fuel-efficient aircraft platforms available today. These products include the Boeing 737MAX and 787 and the Airbus A320NEO and A350. The commercial aerospace industry original equipment manufacturers (“OEMs”) continually evaluate their product offerings and development pipelines and have made certain commitments to achieving carbon neutrality targets. As the commercial aerospace industry moves towards the goal of carbon neutrality by 2050, existing products may be replaced by products the Company does not currently manufacture. As stated in the risk factor captioned “Risk Factors—Risks Related to Our Operations—Climate change poses significant regulatory, operational and other risks,” climate change initiatives “could directly and indirectly affect the Company, its customers, or its suppliers by increasing production costs, affecting customer preferences or otherwise impacting operations.”  Additionally, transition to an entirely “low-carbon” portfolio may require material investments by the Company; however, due to the immaturity of what products may be required and the long-cycle nature of the Company’s business, the Company is not in a position to specifically quantify the potential future financial statement risks or benefits. One core competency the Company has is the ability to develop and industrialize advanced composite manufacturing products and techniques, and, as a result, the Company believes it is positioned to partner with OEMs on future lower-carbon aerostructures.

6.	We note your disclosure that climate change is impacting the severity and frequency of natural disasters and severe weather events. Please discuss the physical effects of climate change, including drought, on your operations and results. This disclosure may include the following:
▪	quantification of weather-related damages to your property or operations;
▪	potential for indirect weather-related impacts that have affected or may affect your major customers or suppliers; and
▪	the extent to which extreme weather events have reduced the availability of insurance or increased the cost of insurance.

Include quantitative information for each of the periods covered by your Form 10-K and explain whether increased amounts are expected in future periods.

Company Response: During the three fiscal years referenced in the Form 10-K, no material weather-related impacts were experienced. As set forth in the risk factors included in the Form 10-K, severe weather events such as tornados, hurricanes, wildfires or floods, resultant from climate change or not, have the potential to impact the Company’s or its customers’ and suppliers’ operations due to the location of certain facilities.

Impacts to the Company, its customers and suppliers may include physical damage to facilities, facility ingress/egress issues, interruption of power supply, wildfire damage, and supply chain or logistics interruptions. To date, the Company has reviewed the applicable disclosure standards while preparing the Form 10-K and concluded that significant physical effects of climate change on its operations have not and are not expected to materially affect its business, financial condition, or results of operations. The Company will continue to assess, and where appropriate disclose, significant physical effects of climate change on its operations and results if they become material.

The Company carries comprehensive insurance policies for all its facilities. Extreme weather events have not reduced the availability of insurance coverage.

The overall insurance market has been impacted by severe weather events and other natural disasters. As such, the Company has experienced increased premium rates to its physical damage insurance; however, these increases do not meet the standards for disclosure in the Form 10-K as the increases are not material to the Company’s financial condition or results of operations.

7.	We note your disclosure on pages 11 and 21 regarding the potential costs of compliance with environmental laws and regulations. Tell us about and quantify any compliance costs related to climate change for the last three fiscal years and explain whether increased amounts are expected to be incurred in future periods.

Company Response: For the three fiscal years presented in the Form 10-K, the Company did not incur any specific costs related to climate change regulations or impacts to the cost of operations that can be determined to be directly attributable to climate change. The types of costs incurred by the Company during this period primarily related to compliance with environmental, health and safety regulatory requirements, the amounts which the Company did not deem to rise to the level of materiality to require a specific disclosure.

The Company anticipates that there will be costs to comply or report its compliance and progress with requirements likely to be issued by the SEC and other regulatory bodies in jurisdictions in which the Company operates. As new laws and regulations become effective, the Company will assess the materiality of their impact and whether such impact would require disclosure under SEC rules and regulations.

8.	If material, provide disclosure about your purchase or sale of carbon credits or offsets and any material effects on your business, financial condition, and results of operations.

Provide us with quantitative information regarding your purchase or sale of carbon credits or offsets during the last three fiscal years and amounts budgeted for future periods.

Company Response: The Company has not in the last three fiscal years and does not currently purchase or sell a material amount of carbon credits or offsets. Additionally, the Company does not have a material amount of carbon credits or offsets budgeted for future periods.

The Company appreciates your consideration of the foregoing responses and looks forward to hearing from you regarding any additional comments. Please contact the undersigned (by telephone at (316) 523-7132 or by email at mark.j.suchinski@spiritaero.com) if you have any questions.

Very truly yours,

/s/ Mark Suchinski

Mark Suchinski

Senior Vice President, Chief Financial Officer

Spirit AeroSystems Holdings, Inc.